Exhibit 11.1

Birkenstock Holding plc

insider trading policy

October 2024

Contents

(1)	PURPOSE	3
(2)	BACKGROUND	3
(3)	PERSONS SUBJECT TO THE POLICY	4
(4)	TRANSACTIONS SUBJECT TO THE POLICY	4
(5)	INDIVIDUAL RESPONSIBILITY	4
(6)	STATEMENT OF POLICY	5
(7)	DEFINITION OF MATERIAL NONPUBLIC INFORMATION	6
(8)	TRANSACTIONS BY HOUSEHOLD MEMBERS AND INFLUENCED OTHER PERSONS	7
(9)	TRANSACTIONS BY ENTITIES THAT YOU INFLUENCE OR CONTROL	7
(10)	TRANSACTIONS UNDER COMPANY PLANS AND CERTAIN OTHER TRANSACTIONS	8
(11)	SPECIAL AND PROHIBITED TRANSACTIONS	9
(12)	BLACKOUT PERIODS & PRE-CLEARANCE	10
(13)	RULE 10B5-1 PLANS	12
(14)	POST-TERMINATION TRANSACTIONS	13
(15)	CONSEQUENCES OF VIOLATIONS	13
(16)	COMPANY ASSISTANCE	14
(17)	DOCUMENT HISTORY	14

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(1) PURPOSE

This Insider Trading Policy (the “Policy”) provides guidelines with respect to transactions in the securities of Birkenstock Holding plc (the “Company”) and the handling of confidential information about the Company, its subsidiaries and the companies with which the Company and its subsidiaries do business. The Company’s Board of Directors (the “Board”) has adopted this Policy to promote compliance with Jersey, U.S. federal and state and non-U.S. securities laws that prohibit certain persons who are aware of material nonpublic information about a company from: (i) trading in securities of that company; or (ii) providing material nonpublic information to other persons who may trade on the basis of that information. Regulators have adopted sophisticated surveillance techniques to identify insider trading transactions, and it is important to the Company to avoid even the appearance of impropriety.

(2) BACKGROUND

Applicable law prohibits directors, officers, employees and other individuals who possess material nonpublic information from trading on the basis of that information. Transactions will be considered “on the basis of” material nonpublic information if the person engaged in the transaction was aware of the material nonpublic information at the time of the transaction. It is not a defense that the person did not “use” the information for purposes of the transaction.

Disclosing material nonpublic information directly or indirectly to others who then trade based on that information or making recommendations or expressing opinions as to transactions in securities while aware of material nonpublic information (which is sometime referred to as “tipping”) is also illegal. Both the person who provides the information, recommendation or opinion and the person who trades based on it may be liable.

These illegal activities are commonly referred to as “insider trading.” U.S. state securities laws and securities laws of other jurisdictions also impose restrictions on insider trading.

In addition, a company, as well as individual directors, officers and other supervisory personnel, may be subject to liability as “controlling persons” for failure to take appropriate steps to prevent insider trading by those under their supervision, influence or control.

The U.S. Securities and Exchange Commission (the “SEC”), the Financial Industry Regulatory Authority (FINRA) and other authorities use sophisticated electronic surveillance techniques to investigate and detect insider trading, and the SEC and the U.S. Department of Justice pursue insider trading violations vigorously. Cases involving trading through non-U.S. accounts, trading by family members and friends and trading involving only a small number of shares have been successfully prosecuted.

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(3) PERSONS SUBJECT TO THE POLICY

This Policy applies to all members of the Company’s Board (the “Directors”), officers of the Company and its subsidiaries (which shall be the persons identified in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) as executive officers and/or presidents from time to time (the “Officers”)) and employees of the Company and its subsidiaries (the “Employees”). The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information. This Policy is also relevant for Household Members, Influenced Other Persons and Controlled Entities as described and defined below.

(4) TRANSACTIONS SUBJECT TO THE POLICY

This Policy applies to transactions in the Company’s securities (collectively referred to in this Policy as “Company Securities”), including the Company’s ordinary shares, options to purchase ordinary shares, or any other type of securities that the Company may issue, including (but not limited to) preferred shares, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to Company Securities. Transactions subject to this Policy include purchases and of Company Securities.

Transactions in mutual funds that are invested in Company Securities are not transactions subject to this Policy.

(5) INDIVIDUAL RESPONSIBILITY

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities while in possession of material nonpublic information. Each individual is responsible for making sure that he or she complies with this Policy, and that any Household Member, Influenced Other Person and Controlled Entity in relation to such person also complies with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the Director Legal Affairs or any Director, Officer or other Employee pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading “Consequences of Violations.”

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(6) STATEMENT OF POLICY

It is the policy of the Company that no Director, Officer or other Employee (or any other person designated by this Policy or by the Director Legal Affairs as subject to this Policy) who is aware of material nonpublic information relating to the Company may, directly, or indirectly through other persons or entities:

1. Engage in transactions in Company Securities, except as otherwise specified in this Policy under the headings “Transactions Under Company Plans and Certain Other Transactions” and “Rule 10b5-1 Plans”;

2. Recommend the purchase or sale of any Company Securities;

3. Disclose material nonpublic information to persons within the Company and its subsidiaries whose jobs do not require them to have that information, or outside of the Company and its subsidiaries to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company and its subsidiaries; or

4. Assist anyone engaged in the above activities.

In addition, it is the policy of the Company that no Director, Officer or other Employee (or any other person designated as subject to this Policy) who, in the course of working for the Company or its subsidiaries, learns of material nonpublic information about a company with which the Company or any of its subsidiaries does business, including a customer or supplier of the Company, or that is involved in a potential transaction or business relationship with the Company may trade in that company’s securities until the information becomes public or is no longer material.

There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

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(7) DEFINITION OF MATERIAL NONPUBLIC INFORMATION

Material Information: Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect a company’s share price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

 Projections of future earnings or losses, or other earnings guidance;

 Changes to previously announced earnings guidance, or the decision to suspend earnings guidance;

 A pending or proposed merger, acquisition or tender offer;

 A pending or proposed acquisition or disposition of a significant asset;

 A pending or proposed joint venture;

 A restructuring;

 Significant related party transactions;

 A change in dividend policy, the declaration of a share split, or an offering of additional securities;

 Bank borrowings or other financing transactions out of the ordinary course;

 The establishment of a repurchase program for Company Securities;

 A change in the pricing or cost structure that would have a material effect on the Company’s business, financial condition or results of operations;

 A change in senior management;

 A change in auditors or notification that the auditor’s reports may no longer be relied upon;

 Development of a significant new product, process, or service that would have a material effect on the Company’s business, financial condition or results of operations;

 Pending or threatened significant litigation, or the resolution of such litigation;

 Impending bankruptcy or the existence of severe liquidity problems;

 The gain or loss of a significant customer or supplier;

 Significant cybersecurity incidents; and

 The imposition of a ban on trading in Company Securities or the securities of another company.

If you are unsure whether information is material, you should consult the Director Legal Affairs before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend trading in Company Securities or assume that the information is material.

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When information is considered public: information that has not been disclosed to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through the Dow Jones “broad tape,” newswire services, a broadcast on widely-available radio or television programs, publication in a widely-available newspaper, magazine or news website, or public disclosure documents filed with the SEC that are available on the SEC’s website. By contrast, information would likely not be considered widely disseminated if it is available only to Employees, or if it is only available to a select group of analysts, brokers and institutional investors.

Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until after one full trading day has elapsed since the information was released. If, for example, the Company were to make an announcement after the open of trading on a Monday, you should not trade in Company Securities until Wednesday. If the Company were to make an announcement prior to the open of trading on a Monday, you should not trade in Company Securities until Tuesday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.

(8) TRANSACTIONS BY HOUSEHOLD MEMBERS AND INFLUENCED OTHER PERSONS

You are responsible for transactions in Company Securities by (a) your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws) and anyone else who lives in your household (“Household Members”) and (b) anyone else who does not live in your household but whose transactions in Company Securities are directed by you or are subject to your influence or control or who consult with you before they trade in Company Securities (“Influenced Other Persons”). Therefore, you should make Household Members and Influenced Other Persons aware of the need to confer with you before they trade in Company Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. For the avoidance of doubt, this Policy does not, however, apply to personal securities transactions of Household Members and Influenced Other Persons where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Household Members or Influenced Other Persons.

(9) TRANSACTIONS BY ENTITIES THAT YOU INFLUENCE OR CONTROL

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You are responsible for transactions in Company Securities by any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

(10) TRANSACTIONS UNDER COMPANY PLANS AND CERTAIN OTHER TRANSACTIONS

This Policy does not apply in the case of the following transactions, except as specifically noted:

1. Stock Option Exercises: This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of, or the tax liability associated with, an option.

2. Restricted Share Awards: This Policy does not apply to the vesting of restricted shares or restricted share units, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold ordinary shares to satisfy tax withholding requirements upon the vesting of any restricted shares or restricted share units. The Policy does apply, however, to any market sale of the Company Securities received upon such vesting.

3. 401(k) Plan or Equivalent (if any): This Policy does not apply to purchases of Company Securities in the Company’s 401(k) plan or equivalent (if any) resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you may make under the 401(k) plan or equivalent (if any), including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company share fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company share fund; (c) an election to borrow money against your 401(k) plan account or equivalent (if any) if the loan will result in a liquidation of some or all of your Company share fund balance; and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company share fund.

4. Employee Share Purchase Plan (if any): This Policy does not apply to purchases of Company Securities in the employee share purchase plan (if any) resulting from your periodic or lump sum contribution of money to the plan pursuant to the election you made at the time of your enrollment in the plan. This Policy does apply, however, to your initial election to participate in the plan, changes to your election to participate in the plan for any enrollment period, and to your sales of Company Securities purchased pursuant to the plan.

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5. Dividend Reinvestment Plan (if any): This Policy does not apply to purchases of Company Securities under the Company’s dividend reinvestment plan (if any) resulting from your reinvestment of dividends paid on Company Securities. This Policy does apply, however, to voluntary purchases of Company Securities resulting from additional contributions you choose to make to the dividend reinvestment plan, and to your election to participate in the plan or increase your level of participation in the plan. This Policy also applies to your sale of any Company Securities purchased pursuant to the plan.

6. Other Similar Transactions: Any other purchase of Company Securities from the Company or sales of Company Securities to the Company are not subject to this Policy.

Bona fide gifts of Company Securities are not transactions subject to this Policy, unless the person making the gift knows or is reckless in not knowing that the recipient intends to sell the Company Securities while the person making the gift is aware of material nonpublic information, or the person making the gift is subject to the trading restrictions specified below under the heading “Blackout Periods & Pre-Clearance” and the sales by the recipient of the Company Securities occur during a blackout period.

(11) SPECIAL AND PROHIBITED TRANSACTIONS

The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions.

Short-Term Trading: Short-term trading of Company Securities may be distracting to the person and may unduly focus the person on the Company’s short-term stock market performance instead of the Company’s long-term business objectives. [For these reasons, Directors and Officers who purchase Company Securities in the open market may not sell any Company Securities of the same class during the six months following the purchase, unless approved by the Audit Committee of the Board. For the same reasons, all other Restricted General Insiders (as defined below)are discouraged from engaging in short term trading of Company Securities.

Short Sales: Short sales of Company Securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In addition, short sales may reduce a seller’s incentive to seek to improve the Company’s performance. For these reasons, short sales of Company Securities by any Restricted General Insider are prohibited.

Publicly-Traded Options: Given the relatively short term of publicly-traded options, transactions in options may create the appearance that a director, officer or employee is trading based on material nonpublic information and focus a director’s, officer’s or

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other employee’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in put options, call options or other derivative securities, on an exchange or in any other organized market, by any Restricted General Insider are prohibited by this Policy. (Option positions arising from certain types of hedging transactions are governed by the next paragraph below.)

Hedging Transactions: Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may permit a director, officer or employee to continue to own Company Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as the Company’s other shareholders. Therefore, the Company prohibits any Restricted General Insider from engaging in such transactions, unless approved by the Audit Committee of the Board.

Margin Accounts and Pledged Securities: Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledger is aware of material nonpublic information or otherwise is not permitted to trade in Company Securities, Restricted General Insiders are prohibited from holding Company Securities in a margin account or otherwise pledging Company Securities as collateral for a loan, unless approved by the Audit Committee of the Board. (Pledges of Company Securities arising from certain types of hedging transactions are governed by the paragraph above captioned “Hedging Transactions.”)

Standing and Limit Orders: Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a Director, Officer or other Employee is in possession of material nonpublic information. The Company therefore discourages placing standing or limit orders on Company Securities. If a person subject to this Policy determines that they must use a standing order or limit order, the order should be limited to short duration and should otherwise comply with the restrictions and procedures outlined below under the heading “Blackout Periods & Pre-Clearance.”

The restrictions on certain types of transactions set out in this section above captioned “Special and Prohibited Transactions” are not applicable to any employee of the Company and its subsidiaries where such restrictions are prohibited by applicable labour law or would otherwise violate the terms of a collective bargaining agreement applicable to such employee.

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(12) BLACKOUT PERIODS & PRE-CLEARANCE

The Company has established additional procedures in order to assist the Company in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while in possession of material nonpublic information, and to avoid the appearance of any impropriety. These additional procedures are applicable only to those individuals described below.

Blackout Periods (for Restricted Finance Insiders): Directors and Officers, accounting employees that assist with preparation of the financial statements or earnings releases, investor relations employees that assist with earnings releases, legal department employees that assist with preparing SEC filings, any employees on the Company’s disclosure committee, if any, and any other persons designated by the Director Legal Affairs (or their designee) , as well as Household Members, Influenced Other Persons and Controlled Entities in relation to such persons (“Restricted Finance Insiders”), may not conduct any transactions involving Company Securities (other than as specified by this Policy) during a “Blackout Period” beginning fourteen calendar days prior to the end of each fiscal quarter and ending after one full trading day has elapsed following the public release of the Company’s earnings results for that quarter. In other words, these persons may only conduct transactions in Company Securities during the “Window Period” beginning after one full trading day has elapsed following the public release of the Company’s quarterly earnings and ending fourteen days prior to the close of the next fiscal quarter.

Event Specific and Extended Blackout Periods: From time to time, an event may occur that is material to the Company and is known by only a few Directors, Officers and/or other Employees. So long as the event remains material and nonpublic, the persons designated by the Director Legal Affairs (or their designee) may not trade Company Securities. In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Director Legal Affairs (or their designee), designated persons should refrain from trading in Company Securities even before the beginning of the regular Blackout Period described above. In that situation, the Director Legal Affairs (or their designee)may notify these persons that they should not trade in the Company’s Securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of a Blackout Period will not be announced to the Company as a whole and should not be communicated to any other person. Even if the Director Legal Affairs (or their designee) has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of material nonpublic information.

The quarterly trading restrictions and event-driven trading restrictions do not apply to those transactions to which this Policy does not apply, as described above under the heading “Transactions Under Company Plans and Certain Other Transactions, ” and transactions conducted pursuant to approved Rule 10b5-1 plans, described under the heading “Rule 10b5-1 Plans”.

Pre-Clearance Procedure (for Restricted General Insiders): While it is never

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permissible to trade in Company Securities while in possession of material nonpublic information, Restricted General Insiders (as defined below) must follow a pre-clearance procedure before they trade in Company Securities to help prevent inadvertent violations of insider trading laws and avoid even the appearance of an improper transaction. “Restricted General Insiders” are Directors, Officers and other Employees of the senior management designated by the Director Legal Affairs (or their designee). Restricted General Insiders as well as Household Members, Influenced Other Persons and the Controlled Entities of Restricted General Insiders may not engage in any transaction in Company Securities without first obtaining pre-clearance of the transaction from the Director Legal Affairs (or their designee). A request for pre-clearance shall be answered by the Director Legal Affairs (or their designee) by the end of the business day (in London, United Kingdom) following the day it was submitted. The Director Legal Affairs (or their designee) is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company Securities, and should not inform any other person of the restriction.

When a request for pre-clearance is made, the requestor must carefully consider whether he or she may be aware of any material nonpublic information about the Company. To make a request for pre-clearance, the requestor should provide the information requested by the Director Legal Affairs (or their designee) on the designated form. If the requestor is a Director or Officer, such requestor should also be prepared to comply with SEC Rule 144 and file Form 144, if applicable, at the time of any sale.

If a person seeks pre-clearance and permission to engage in the transaction is granted, then such trade must be effected within four business days of receipt of pre-clearance unless an exception is granted. A person who has not effected a transaction within the time limit may not engage in such transaction without again obtaining pre-clearance of the transaction from the Director Legal Affairs (or their designee). If the requestor becomes aware of material nonpublic information about the Company before the transaction is executed, the pre-clearance shall be void and the transaction must not be completed.

The requirement for pre-clearance does not apply to transactions conducted pursuant to approved Rule 10b5-1 plans, described under the heading “Rule 10b5-1 Plans,” or Company Securities sold in a public offering that is registered under the U.S. Securities Act of 1933, as amended.

(13) RULE 10B5-1 PLANS

Rule 10b5-1 under the Exchange Act provides an affirmative defense to insider trading allegations under U.S. federal law. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets the conditions specified in the Rule (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, Company Securities may be purchased or sold without regard to certain insider trading restrictions described in

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this Policy.

To comply with the Policy, the adoption, modification or early termination of a Rule 10b5-1 Plan must be approved by the Director Legal Affairs (or their designee) and all Rule 10b5-1 Plans must meet the requirements of Rule 10b5-1. In addition, a Rule 10b5-1 Plan may be entered into or materially modified only (i) at a time when the person entering into or modifying the plan is not aware of material nonpublic information about the Company or Company Securities and (ii) in the case of Restricted Finance Insiders, outside of a blackout period. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

Without the approval of the Board or the Audit Committee of the Board, an individual may not be party to more than one active Rule 10b5-1 Plan for each class of Company Securities at any given time. Any Rule 10b5-1 Plan must be submitted for approval to the Director Legal Affairs (or their designee) five business days prior to the entry into the Rule 10b5-1 Plan, and any proposed modifications or terminations thereof must be submitted for approval at least three business days prior to the consummation of such actions, unless a shorter period is approved by the Director Legal Affairs (or their designee). No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.

(14) POST-TERMINATION TRANSACTIONS

This Policy continues to apply to transactions in Company Securities even after termination of service to the Company, which is generally not expected to extend beyond the end of the quarterly blackout period following such person’s termination. If an individual is in possession of material nonpublic information when their service terminates, that individual may not trade in Company Securities until that information has become public or is no longer material. The pre-clearance procedures specified under the heading “Blackout Periods & Pre-Clearance” above, however, will cease to apply to transactions in Company Securities upon the expiration of any Blackout Period or other Company-imposed trading restrictions applicable at the time of the termination of service.

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(15) CONSEQUENCES OF VIOLATIONS

The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in Company Securities, is prohibited by United States federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities as well as the authorities in non-U.S. jurisdictions.

Punishment for insider trading violations is severe, and could include significant fines and imprisonment. As of the effective date of this Policy, potential penalties for insider trading violations under U.S. federal securities laws include:

 damages in a private lawsuit;

 disgorging any profits made or losses avoided;

 imprisonment for up to 20 years;

 substantial criminal fines of up to $5 million;

 substantial civil fines up to three times the profit gained or loss avoided;

 a bar against serving as an officer or director of a public company; and

 an injunction against future violations.

Civil and criminal penalties also apply to tipping. The SEC has imposed large penalties in tipping cases even when the disclosing person did not trade or gain any benefit from another person’s trading.

While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, an individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the employee’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

(16) COMPANY ASSISTANCE

Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the Director Legal Affairs (or their designee).

(17) DOCUMENT HISTORY

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VERSION	DATE	CHANGES	APPROVED	ADOPTED	POLICIES - RESPONSIBLE PERSON	Policy contact
1.0	Sept. 2023	Initial publication	Board of Directors of Birkenstock Holding Ltd.	CEO of Birkenstock Group B.V. & CO. KG, Oliver Reichert	Chief Legal Officer (Group), Christian Heesch	Chief Legal Officer (Group), Christian Heesch
2.0	Oct. 2024	Linguistic adjustments and clarifications to reduce administrative burden and enhance practicability	Board of Directors of Birkenstock Holding plc	CEO of Birkenstock Group B.V. & CO. KG, Oliver Reichert	Chief Legal Officer (Group), Christian Heesch / Director Legal Affairs (Holding), Dr. Johannes Liefke	Chief Legal Officer (Group), Christian Heesch / Director Legal Affairs (Holding), Dr. Johannes Liefke

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